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Exhibit 12.2

         Vertex Pharmaceuticals Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

	1999	2000	2001	2002	2003	Nine Months Ended September 30, 2004
Loss from continuing operations before cumulative effects of changes in accounting principles and loss of equity investee	$(47,561)	$(41,370)	$(79,567)	$(136,958)	$(266,413)	$(123,478)
Fixed Charges:
Interest expense and amortization of deferred issuance costs	1,704	11,653	19,318	17,684	17,298	13,642
Appropriate rental obligations	2,686	2,934	5,098	5,230	10,829	3,855
Total fixed charges	$4,390	$14,587	$24,416	$22,914	$28,127	$17,497
Loss from continuing operations before cumulative effects of changes in accounting principles and loss of equity investee, plus fixed charges	$(43,171)	$(26,783)	$(55,151)	$(114,044)	$(238,286)	$(105,981)
Ratio of earnings to fixed charges	*	*	*	*	*	*

*
Due to the Company's loss from continuing operations for the years ended December 31, 1999, 2000, 2001, 2002, 2003 and for the nine months ended September 30, 2004 earnings were insufficient to cover fixed charges by $47,561,000, $41,370,000, $79,567,000, $136,958,000, $266,413,000 and $123,478,000, respectively.

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  Exhibit 12.2